UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2015

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

(with Report of Independent Registered Public Accounting Firm)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Table of Contents

December 31, 2015 and 2014

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	10-11

Signatures	12

Exhibit Index	13

Report of Independent Registered Public Accounting Firm

To the Participants of the Ingles Markets, Incorporated Investment / Profit Sharing Plan

and the Fiduciary Investment and Administrative Committee of

Ingles Markets, Incorporated

Black Mountain, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 28, 2016

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2015	2014 (As adjusted)
Investments at fair value (See Notes 3 and 5)	$94,376,532	$94,887,432
Notes receivable from participants	6,026,831	5,640,506
Cash	(5)	21
Net assets available for benefits	$100,403,358	$100,527,959

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,995,828
Dividends	1,912,575
3,908,403

Interest income on notes receivable from participants	240,906

Contributions:
Employer	1,502,490
Participant	5,336,332
Rollovers	82,771
6,921,593
Total additions	11,070,902

Deductions to net assets attributed to:
Benefits paid to participants	10,850,022
Administrative expenses	345,481
Total deductions	11,195,503
Net decrease	(124,601)
Net assets available for benefits:
Beginning of year	100,527,959
End of year	$100,403,358

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Fiduciary Investment and Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary, Milkco, Inc., who have completed one year of eligible service as defined in the plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock Fund - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the plan document (subject to regulatory limitations), and (iii) Company
401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. In 2015, an automatic increase feature was added for participant deferral amounts.  The Company matching contributions will not exceed 3% of a participant’s compensation as defined in the plan document. In addition, all participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock Fund. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2015, the Company made net discretionary 401(k) matching contributions of $1,502,490. The Company made no discretionary profit sharing contributions during 2015.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and any Company matching and profit-sharing contributions. Allocations of plan earnings or losses are based on participant account balances, participant compensation as defined in the plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a.	First, to restore the non-vested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the plan document.

b.	Second, at the discretion of the Plan Sponsor, to pay plan expenses.

c.	Third, to reduce Plan Sponsor contributions as described in the plan document.

Forfeitures of $50,324 were used during 2015 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2015 and 2014 were $54,749 and $45,299, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2015, outstanding loans bore interest rates ranging from 4.25% to 10.00%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiary in the case of death, may receive a lump-sum amount, partial distribution or payments over a period certain in monthly, quarterly, semiannual or annual cash installments equal to the vested value of their account.

In-service withdrawals are available in certain circumstances, as defined in the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3  for discussion of fair value measurements.    Plan management determines the Plan’s valuation policies utilizing information provided by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 28,  2016.   In 2016, the Plan was amended to add designated Roth contributions and in-plan Roth rollovers.

New Accounting Standards – In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient provided by ASC 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. Management has elected to adopt this guidance for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively to all periods presented. Management has elected to adopt Parts I and II for the year ended December 31, 2015.

The statement of net assets available for benefits as of December 31, 2014 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks

Common stocks in the Plan are publicly traded investments and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Common Collective Trust Funds

These funds are valued at the NAV of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.  The common collective trust funds are not required to be classified within a level on the fair value hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$33,926,795	$—	$—	$33,926,795
Common stocks	18,606,855	—	—	18,606,855
Total assets in the fair value hierarchy	52,533,650	—	—	52,533,650
Investments measured at net asset value (a)	—	—	—	41,842,882

Investments at fair value	$52,533,650	$—	$—	$94,376,532

	Fair Value as of December 31, 2014, as adjusted
	Level 1	Level 2	Level 3	Total

Mutual funds	$33,936,423	$—	$—	$33,936,423
Common stocks	20,862,906	—	—	20,862,906
Total assets in the fair value hierarchy	54,799,329	—	—	54,799,329
Investments measured at net asset value (a)	—	—	—	40,088,104
Investments at fair value	$54,799,329	$—	$—	$94,887,433

(a)

In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2015 and 2014.  There no participant redemption restrictions for these investments; the redemption notice period is applicable only to the plan.

	Fair Value	Fair Value			Redemption
	December 31,	December 31,	Unfunded	Redemption	Notice
	2015	2014	Commitments	Frequency	Period
Common collective trust funds	$ 41,842,882	$40,088,104	None	Daily	12 months

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2015 and 2014.

4.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 14, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no  uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Exempt Party-in-Interest Transactions

Certain plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their plan balances into the Target My Retirement program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by plan participants under the Target My Retirement program were included as a reduction of the return earned on each fund. Target My Retirement investments utilize the following funds:

Wells Fargo/Blackrock AGG BD Index CIT

Wells Fargo/Blackrock Intl Eq Index CIT
Wells Fargo/Blackrock RU 2000 Index CIT
Wells Fargo/Blackrock S&P Midcap Index CIT
Wells Fargo/Blackrock S&p 500 Index CIT

The trustee for the Plan, Wells Fargo Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Company’s Fiduciary Investment and Administrative Committee (the “Committee”) appoints the trustee responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.  The Committee engages an independent co-fiduciary to assist in the selection and monitoring of the Plan’s investments funds.

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2015, the Plan Sponsor made $1.6 million of advances to the Plan and received $1.4 million of repayments from the Plan.    At December 31, 2015 and 2014, the Plan had $0.5 million and $0.3 million of outstanding advances from the Plan Sponsor.  This amount is recorded as a reduction of the Ingles Stock Fund – Class B in the Statements of Net Assets Available for Benefits.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other plan funds.

SUPPLEMENTAL SCHEDULE

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2015

EIN: #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Stable Return Fund N		$19,193,001
*	Wells Fargo Bank, N.A.	Stable Return Fund G		458,718
*	Wells Fargo Bank, N.A.	Enhanced Stock Market Fund N		11,791,003
*	Wells Fargo Bank, N.A.	Core Bond CIT Fund		1,465,958
*	Wells Fargo Bank, N.A.	International Bond Fund CIT		680,028
*	Wells Fargo Bank, N.A.	MFS Value CIT		2,021,883
*	Wells Fargo Bank, N.A.	Multi-Manager Small Cap CIT		705,059
*	Wells Fargo Bank, N.A.	Causeway International Value CIT		783,835
*	Wells Fargo Bank, N.A.	TRP Institutional Large-Cap Growth Managed CIT		1,032,533
*	Wells Fargo Bank, N.A.	TRP Institutional Equity Income Managed CIT		883,027
*	Wells Fargo Bank, N.A.	Dodge&Cox Intermed Bond CIT		1,039,037
*	Wells Fargo Bank, N.A.	Blackrock AGG BD Index CIT		559,955
*	Wells Fargo Bank, N.A.	Blackrock Intl Eq Index CIT		309,072
*	Wells Fargo Bank, N.A.	Blackrock RU 2000 Index CIT		84,096
*	Wells Fargo Bank, N.A.	Blackrock S&P Midcap Index CIT		239,113
*	Wells Fargo Bank, N.A.	Blackrock S&p 500 Index CIT		596,564
				$41,842,882
	Mutual funds:
	American Funds	Growth Fund of America R6		2,563,825
	Goldman Sachs	Growth Opp FD		2,448,711
	PIMCO	High Yield I		614,834
	PIMCO	Real Return/Institutional		564,264
	Northern Global	Real Estate		440,192
	American Beacon Advisors, Inc.	Large Cap Value		1,599,965
	Oakmark Funds	International Fund		3,147,388
	Vanguard	Total International Index Fund		134,181
	Natixis Loomis, Sayles	Investment Grade Bond Fund		4,388,211
	Oakmark Funds	Equity and Income Fund I		5,997,447
	Harbor International	Harbor International/Inst		875,641
	Acadian Funds	Emerging Markets Equity Fund		373,787
	Vanguard	Total Bond Market Index		278,800
				(continued)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

EIN:     #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Mutual funds, continued:
	T. Rowe Price	SCap Stk/Adv		511,837
	Vanguard	Extended Market Index		3,913,620
	Vanguard	Selected Value		131,487
	JP Morgan Investment Advisors	Smart Retirement Inc		64,143
	JP Morgan Investment Advisors	Smart Retirement 2015		238,708
	JP Morgan Investment Advisors	Smart Retirement 2020		780,010
	JP Morgan Investment Advisors	Smart Retirement 2025		946,761
	JP Morgan Investment Advisors	Smart Retirement 2030		963,389
	JP Morgan Investment Advisors	Smart Retirement 2035		707,540
	JP Morgan Investment Advisors	Smart Retirement 2040		525,355
	JP Morgan Investment Advisors	Smart Retirement 2045		542,041
	JP Morgan Investment Advisors	Smart Retirement 2050		905,505
	JP Morgan Investment Advisors	Smart Retirement 2055		269,153

				$33,926,795

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		13,430,116
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		5,176,739
				$18,606,855
*	Participant loans***	Interest-bearing at 4.25% - 10.00%,
		maturing January 2016 through August 2025		6,026,831
				$100,403,363

*Party-in-interest

**Cost information omitted for participant-directed investments.

***The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 28, 2016	By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

	By:	/s/ Cynthia Brooks
Cynthia Brooks Plan Administrative Committee Member

	By:	/s/ Patricia Jackson
Patricia Jackson Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Dixon Hughes Goodman LLP